Contact

jasondeane@msn.com

www.linkedin.com/in/jasonadeane (LinkedIn)
medium.com/@jasonadeane (Blog)
amzn.to/2z79a9F (Other)
twitter.com/JasonADeane (Other)

Top Skills

Project Management

Fundraising

Financial Modeling

Jason Deane

Bitcoin, Renewables & Macroeconomics. Miner, Author, COO, CEO & Consultant

Sindlesham, England, United Kingdom

Summary

Highly disciplined, focussed and successful individual with a wealth of corporate (Microsoft, Cable & Wireless) and entrepreneurial experience at C-suite level. Exceptional problem solver, known for unconventional and bold solutions. Wildly passionate about Bitcoin (especially education and adoption) Bitcoin mining and renewable energy. Well known advocate in the industry, regularly appearing on the speaker circuit and in mainstream media via TV, radio and print, including Bloomberg, The Telegraph, The Financial Times, CNBC, the BBC and many others.

Direct and practical experience of Bitcoin mining having mined consistently from 2017 to present day, from GPU to ASIC. Extensive “hands on” experience of designing and modelling mining solutions across the globe, from Russia to El Salvador to the USA, including sourcing and pricing. Currently advising several large scale, long term mining projects.

Core strengths:
Problem solving, business consulting, strategy planning, solution design, technical and financial modelling, project and team management, business process improvement, data analysis, presenting, public speaking, writing.

Experience

RenewaBlox
Chief Operating Officer
October 2022 - Present (1 year 2 months)
Illinois, United States

Renawablox is a startup aimed at delivering a large renewable energy project via solar (31MW) in Illinois, USA, with a planned on-site Bitcoin mining component. Originally a part time consultancy role, joined the company full time as COO in August 2023. Working closely with CEO, CFO and joint

venture partners, tasked with business strategy, seed round fundraising and deployment of solar and Bitcoin mining solution.

BitcoinRacing
Team Co-Owner & Racing Driver (Car 42)
September 2022 - Present (1 year 3 months)
United Kingdom

Responsible, along with other team principals, for securing funding for the operation via long term mutually beneficial partnerships and direct revenue generation, promoting the operation publicly and bringing Bitcoin to the masses via motorsport, along with team principals. Racing driver entered into Nankang CityCar cup for 2023 in car 42.

Jason Deane
Author, Speaker, Bitcoin Miner, Consultant
June 2017 - Present (6 years 6 months)
United Kingdom

After moving full time into Bitcoin and starting mining full time, I now write about and actively promote the education & adoption of Bitcoin, mainly though Medium, Twitter, my own books and communities such as the Bitcoin HODLers and Bitcoin Pioneers. I act as an independent consultant and advisor on all matters Bitcoin for exchange and analytical companies (clients have included companies such as Luno and Quantum Economics) and regularly appear on the speaker circuit. Links below are for my Books, YouTube Channel, Podcast and access to my published articles.

Luno
Community Lead - BitcoinHODLers/Bitcoin Pioneers
January 2020 - Present (3 years 11 months)
London, England, United Kingdom

Working directly with Luno since early 2020 developing and deploying a UK based community aimed at helping people get started with Bitcoin by providing education, engagement and safe place to ask questions - as well as some fun! The community is open all here www.bitcoinhodlers.co.uk

Quantum Economics
Cheif Bitcoin Analyst (Consultant)
March 2020 - Present (3 years 9 months)
Berkshire, England, United Kingdom

Writer and analyst, specializing in Bitcoin, most notably macro-economic effects around adoption and network metrics, often representing Quantum

Economics on national and international media, including CNBC, Bloomberg, CGTN & Newsweek

Quantum Expeditions
Chief Operating Officer
October 2021 - August 2023 (1 year 11 months)
Texas, United States

Company created in 2021 to design, build and deliver on-grid Bitcoin mining operation in Abilene, Texas. Primary contact for all QE activity during this time including business planning, strategy, financial modeling, supply chain sourcing and seed round fundraising as well as on-ground implementation of selected mining solution. Left before project completion due to concerns over allocation of investor funds.

The Hart-Deane Partnership LLP
Partner
May 2005 - September 2018 (13 years 5 months)
UK

The Hart-Deane Partnership managed a property portfolio of approximately 23 houses and flats which were let mostly as HMOs (Houses of Multiple occupation) in the Reading and Bracknell areas. Responsible mainly for the financial side of the operation.

The Birchmead Partnership LLP
Partner
February 1997 - April 2018 (21 years 3 months)

Founder and Senior Partner of The Birchmead Partnership LLP, a company created to run and manage a chain of internet cafes known as 'Quarks' in the home counties. Starting up from a derelict retail unit in Surrey, at its peak the chain had around 200,000 people a year coming through it's door and employed 24 staff. In 2009, I began to sell off the cafes and the last branch directly owned by the Birchmead Partnership located in Reading town centre, (now known as 'Quantum' web café due to the sale of the name 'Quarks' bundled with the Guildford branch) was sold off as a going concern in April 2018

Jackie Brazil UK Ltd
Director
August 2009 - February 2013 (3 years 7 months)
UK

Co-owner of the Jackie Brazil (UK) Brand and official website for UK and Europe, importing high end costume jewellery from Brazil, designed by Karl Lagerfeld and Sobral for the retail market. Responsible for all commercial aspects of the company including marketing, financials, web sales etc. Sold off all IP and stock of the company to move on to other projects in 2013.

Microsoft
Brand Programme Manager
February 1995 - June 2000 (5 years 5 months)

TVP Reading, Berkshire

Responsible for specific company wide brand delivery programmes and corporate sponsorship such as Euro 96, Get on the Net Campaign, Brand Champion Programme and many others. These very high budget projects were highly visible both internally and externally and were designed to affect the perception of the company by different audiences in different ways. The highest level board interaction and approval was therefore required. Carefully managed co-ordination with external agencies and partners was also essential to the ultimate succesful delivery.

Education

Aston University
BSc, Business and Law · (1989 - 1993)

Bearwood College
Secondary School · (1983 - 1988)